

Mail Stop 3561

July 22, 2009

<u>Via U.S. Mail</u>

G. Nolan Smith
Chief Executive Officer
Commerce Street Pantheon Mortgage Asset Securitizations LLC
1700 Pacific Avenue, Suite 2020
Dallas, TX 75201

Re: **Commerce Street Pantheon Mortgage Asset Securitizations LLC
Amendment No. 3 to Registration Statement on Form S-3
Filed July 8, 2009
File No. 333-157976**

Dear Mr. Smith:

        We have reviewed your responses to the comments in our letter dated June 23, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Registration Statement

<u>General</u>

1. With respect to a best efforts offering conducted on a minimum-maximum basis, please tell us the anticipated lapse of time between the beginning of the offering and the Minimum Offering Date. Also, please disclose how the date will be determined.

2. Please tell us whether the minimum-maximum offering structure will have any effect on your ability to file all material agreements simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.

3. Please tell us how you will disclose material changes to investors during the offering period.

4. We also note the form disclosure on page S-34 presenting the use of proceeds that you will provide in the event the minimum offering amount or the maximum offering amount is sold. Please tell us whether the use of proceeds could change in the event that more than the minimum but less than the maximum is sold.

Prospectus supplement

Cover

5. We note the added disclosure throughout the registration statement that you may include subordination as a form of credit enhancement in a related shelf takedown. Please revise the cover page to the prospectus supplement to provide form disclosure describing your credit enhancement features. Refer to Item 1102(h) of Regulation AB.

[The Sellers], page S-20

6. We note your response to prior comment 7 and re-issue in part. As Item 1110 of Regulation AB would not apply to the sellers who are not originators, your revised disclosure may not be entirely clear to investors. Please revise to provide a distinction between disclosure for sellers and sellers who are also originators under Item 1110 of Regulation AB.

Prospectus

Payments on the Securities, page 25

7. Refer to the disclosure regarding interest payments in the third and fourth paragraphs on page 25. Please balance the disclosure and confirm that Ginnie Mae will guarantee the timely payment of interest on such underlying agency securities in the event there is a shortfall.

Fixed Rate Securities, page 26

8. While we note your response to prior comment 4, we re-issue. Refer to the third paragraph on page 26. It still appears that the interest rate for the fixed rate securities may also be subject to periodic adjustment in response to designated changes in the rating assigned to the securities. Please revise accordingly.

Evidence as to Compliance, page 45

9. We note your response to prior comment 17 and the revised language disclosing that the trustee will not be obligated to provide an assessment of compliance and related compliance materials. Please provide us an analysis explaining how the

> trustee on a related shelf takedown is not "participating in the servicing function" under Regulation AB. Refer to Item 1122 of Regulation AB.

Method of Distribution, page 82

10. We note your responses to prior comments 2 and 18. Please further revise to clarify that a best efforts offering may be conducted on a minimum-maximum basis.

Part II
Item 16. Exhibits

11. Please revise to update the exhibits list to include the "Form of Agency Securities Purchase Agreement" as Exhibit 4.3.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney-Advisor

cc: Brad B. Arbuckle, Esq.
    Miller, Canfield, Paddock and Stone, PLC
    Fax: 248.879.2001